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                                        Alternative Investments Client Services

                                        Princeton Corporate Campus
                                        800 Scudders Mill Road, 2H
                                        Plainsboro, New Jersey 08536


[Merrill Lynch Investment Managers Logo]


                                        July 19, 2005
Ms. Cicely D. Luckey
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549

Re:  The John W. Henry & Co./Millburn LP file no. 18215

Dear Ms. Luckey:

We have previously responded to your May 10 inquiry regarding items 2, 4 and
6. We apologize for the delay in responding in writing to your other inquiries.

Regarding item 1, Control and Procedures, we acknowledge that our phraseology was incorrect and the Company will revise Item 9a - Controls and Procedures to indicate that the Company performed an evaluation of effectiveness of the design and operations of its disclosure controls and procedures "as of the period covered by the report" in future filings. Please respond if this is not acceptable.

Regarding items 3 and 5, Independent Auditor's Report, although the ML Millburn LLC and the ML JWH Financial and Metals Portfolio LLC are incorporated by reference they are not themselves public entities and we contend that the audit opinions should continue to fall under Generally Accepted Auditing Standards and not the PCAOB standards for public companies.


If you have any further inquiries, you may contact me directly at 609-282-6091 or via email at barbra_kocsis@ml.com. You may also contact the Chief Financial Officer, Michael Pungello.

Regards

\s\ Barbra E. Kocsis
Barbra E. Kocsis
Vice President/Fund Controller
MLIM Alternative Investments Accounting Services